                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Counsel Corporation
                                (Name of Issuer)

                         Common Shares without par value
                         (Title of Class of Securities)

                                    22226R102
                                 (CUSIP Number)

                                Meyer F. Florence
                                150 Signet Drive
                         Weston, Ontario, Canada M9L 1T9
                                 (416) 749-9300
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                December 19, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Bernard C. Sherman

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  PF, SC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             579,150
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           11,834,550
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          579,150
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   11,834,550

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,413,700

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.2%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Bernard Sherman 2000 Trust

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           10,854,400
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          0
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   10,854,400

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,854,400

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.5%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Sherman Holdings Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           10,854,400
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          0
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   10,854,400

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,854,400

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  HC, CO

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Shermco Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           10,854,400
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          0
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   10,854,400

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,854,400

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  HC, CO

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Sherfam Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           10,854,400
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          0
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   10,854,400

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,854,400

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  HC, CO

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Apotex Holdings Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           854,400
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          0
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   854,400


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  854,400

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  HC, CO

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Apotex Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           854,400
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          0
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   854,400

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  854,400

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  HC, CO

                                  SCHEDULE 13D
CUSIP No. 22226R102


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Sherman Foundation

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a)
                      ---
                  (b)  X
                      ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  SC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             ---

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

NUMBER OF                  7)      SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           980,150
EACH                       9)      SOLE DISPOSITIVE POWER
REPORTING                          0
PERSON WITH                10)     SHARED DISPOSITIVE POWER
                                   980,150

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  980,150

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.7%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

Item 1. Security and Issuer

         The title and class of equity security to which this statement relates is: Common Shares without par value ("Common Shares"). The name and address of the principal executive office of the issuer is: Counsel Corporation (the "Issuer"), Exchange Tower, Suite 1300, 130 King Street West, Toronto, Ontario, Canada M5X 1E3.


Item 2. Identity and Background

         (a) This statement is being filed jointly by the following parties: (i) Bernard C. Sherman ("Dr. Sherman"), who directly owns 579,150 Common Shares of the Issuer, who has sole voting and dispositive control, as the sole trustee, of The Bernard Sherman 2000 Trust ("Sherman Trust"), who has voting and dispositive control, as president and a member, of Sherman Foundation ("Foundation") which directly owns 980,150 Common Shares of the Issuer, and who owns 99% of the outstanding capital stock of Sherman Holdings Inc. ("Sherman Holdings"); (ii) Sherman Trust which owns 99% of the common stock of Shermco Inc. ("Shermco");
(iii) Sherman Holdings which owns 99% of the preferred stock of Shermco; (iv) Shermco which owns all of the outstanding capital stock of Sherfam Inc. ("Sherfam"); (v) Sherfam which directly has beneficial ownership of 10,000,000 Common Shares issuable upon conversion of Preferred Shares, Series A of the Issuer and owns all the outstanding capital stock of Apotex Holdings Inc. ("Apotex Holdings"); (vi) Apotex Holdings which indirectly owns all of the outstanding capital stock of Apotex Inc. ("Apotex"); (vii) Apotex which directly owns 854,400 Common Shares of the Issuer; and (viii) the Foundation which directly owns 980,150 Common Shares of the Issuer (individually, a "Reporting Person" and, collectively, the "Reporting Persons").*

         For each of the corporations (or trust or foundation ) listed above, the following is a list of each executive officer, director and person controlling such corporation and each executive officer and director of any corporation or other person ultimately in control of such corporation (or trust or foundation):

         (i)   Sherman Trust:

               Sole Trustee: Bernard C. Sherman

         (ii)  Sherman Holdings:

               Directors:    Bernard C. Sherman
                             Michael ("Meyer") F. Florence

               Officers:     Bernard C. Sherman         President and Secretary
                             Michael F. Florence        Vice President

         (iii) Shermco:

               Directors:    Bernard C. Sherman
                             Michael  F. Florence
                             Jack M. Kay
                             R. Craig Baxter

----------
*Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Act.

               Officers:     Bernard C. Sherman         Chief Executive Officer
                                                        and Chairman
                             Michael F. Florence        President
                             Jack M. Kay                Vice President
                             R. Craig Baxter            Vice President,
                                                        Secretary and Treasurer

         (iv)  Sherfam:

               Directors:    Bernard C. Sherman
                             Michael  F. Florence
                             Jack M. Kay
                             R. Craig Baxter

               Officers:     Bernard C. Sherman         Chairman
                             Michael F. Florence        President
                             Jack M. Kay                Vice President
                             R. Craig Baxter            Vice President,
                                                        Secretary and Treasurer

         (v)   Apotex Holdings:

               Directors:    Bernard C. Sherman
                             Michael  F. Florence
                             R. Craig Baxter

               Officers:     Bernard C. Sherman         President
                             Michael F. Florence        Vice President
                             R. Craig Baxter            Secretary and Treasurer

         (vi)  Apotex:

               Directors:    Bernard C. Sherman
                             Jack M. Kay

               Officers:     Bernard C. Sherman         Chief Executive Officer
                                                        and Chairman
                             Jack M. Kay                President and Chief
                                                        Operating Officer
                             Michael F. Florence        Vice President
                             Honey Sherman              Vice President
                             R. Craig Baxter            Vice President,
                                                        Secretary and Treasurer

         (vii) Foundation:

               Directors:    Bernard C. Sherman
                             Jack M. Kay
                             Anthony Miezlaiskis

               Officers:     Bernard C. Sherman         President
                             Jack M. Kay                Secretary
                             Anthony Miezlaiskis        Treasurer

     (b) The principal office or residence address of each of the persons listed in Item 2(a) above is as follows:

          (i)    Sherman Trust, Sherman Holdings, Shermco, Sherfam,
Apotex Holdings, Apotex and Foundation each have a principal business and office address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

          (ii) Dr. Sherman has a principal office address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

          (iii) Michael F. Florence has a principal office address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

          (iv) Jack M. Kay has a principal office address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

          (v) R. Craig Baxter has a principal office address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

          (vi) Honey Sherman has a principal office address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

          (vii) Anthony Miezlaiskis has a principal office address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

     (c) The principal business of each of the persons listed in Item 2(a) above is as follows:

          (i)    Sherman Trust: Family Trust

          (ii)   Sherman Holdings: Holding Company

          (iii)  Shermco: Holding Company

          (iv)   Sherfam: Holding Company

          (v)    Apotex Holdings: Holding Company

          (vi)   Apotex : Pharmaceutical and Holding Company

          (vii)  Foundation: Private Foundation

          (viii) Bernard C. Sherman: Dr. Sherman is Chief Executive Officer and Chairman of the Board of Apotex, a Canadian manufacturer of generic and brand name drugs. He is also Chairman of the Board of Cangene Corporation, sole trustee of Sherman Trust,

          President of Sherman Holdings, Chief Executive Officer and Chairman of Shermco, Chairman of Sherfam, President of Apotex Holdings and President of Foundation.

          (ix) Michael F. Florence: Mr. Florence has been President of Sherfam since 1989. He is also a director and Vice President of Sherman Holdings, a director and President of Shermco, a director and Vice President of Apotex Holdings and Vice President of Apotex. Mr. Florence and Dr. Sherman are brothers-in-law.

          (x) Jack M. Kay: Mr. Kay is President of Apotex. He is also a director of Shermco and Sherfam.

          (xi) R. Craig Baxter: Mr. Baxter is a director and Vice President, Secretary and Treasurer of Shermco. He is also a director and Vice President, Secretary and Treasurer of Sherfam, a director and Secretary and Treasurer of Apotex Holdings and Vice President, Secretary and Treasurer of Apotex.

          (xii) Honey Sherman is Vice President of Apotex. Ms. Sherman is the spouse of Dr. Sherman.

          (xiii) T. Miezlaiskis is Treasurer of Foundation.

     (d) During the past five years, none of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed in
Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed in
Item 2(a) above has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

     (f) The place of organization or citizenship of each of the persons listed in Item 2(a) above is as follows:


       (i)    Sherman Trust:      Trust formed under the laws of Ontario, Canada

       (ii)   Sherman Holdings:   Ontario Business Corporation

       (iii)  Shermco:            Ontario Business Corporation

       (iv)   Sherfam:            Ontario Business Corporation

       (v)    Apotex Holdings:    Ontario Business Corporation

       (vi)   Apotex:             Ontario Business Corporation

       (vii)  Foundation:         Foundation formed under the laws of British
                                  Columbia

       (viii) Dr. Sherman:        Ontario, Canada

          (ix)   Michael F. Florence:      Ontario, Canada

          (x)    Jack M. Kay:              Ontario, Canada

          (xi)   R. Craig Baxter:          Ontario, Canada

          (xii)  Honey Sherman:            Ontario, Canada

          (xiii) T. Miezlaiskis:           Ontario, Canada


Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Persons filed a Schedule 13G on October 23, 2003 to report the ownership of an aggregate of 2,334,800 Common Shares (1,076,400 of which were issuable upon maturity of the Issuer's 6% Convertible Unsecured Subordinated Debentures due October 31, 2003 (the "Debentures")). This Schedule 13D is being filed to report the acquisition of beneficial ownership of an additional 10,000,000 Common Shares by the Reporting Persons through the purchase on December 19, 2003 by Sherfam in a private placement (the "Placement") of 10,000,000 Preferred Shares, Series A of the Issuer ("Preferred Shares") for an aggregate purchase price of US$15,000,000, which Preferred Shares are convertible into Common Shares. The source of funds with which Sherfam acquired the Preferred Shares in the Placement was from working capital. From November 17 through November 19, 2003 Dr. Sherman purchased an aggregate of 78,900 Common Shares in open market transactions for an aggregate purchase price of US$101,662. Dr. Sherman used his personal funds in effecting such purchases. Also, the Issuer had commenced a cash tender offer to purchase all of the $40,861,000 aggregate principal amount of the Debentures outstanding (the "Tender Offer"). Pursuant to the Trust Indenture under which the Debentures were issued, the aggregate principal amount of any Debentures not tendered in the Tender Offer were to be paid on maturity in Common Shares. Holders of the Debentures that elected not to tender their Debentures into the Tender Offer were entitled to receive 690 Common Shares per US$1,000 principal amount of Debentures on maturity. Accordingly, on October 31, 2003, (i) as the holder of an aggregate of US$725,000 principal amount of Debentures, Dr. Sherman received 500,250 Common Shares and (ii) as the holder of an aggregate of US$835,000 principal amount of Debentures, Foundation received 576,150 Common Shares.


Item 4. Purpose of Transaction

         The Reporting Persons acquired the Common Shares of the Issuer to which this Schedule 13D relates solely for investment purposes. Other than the right to designate a director of the Issuer which right Sherfam has not yet exercised and the possible acquisition of additional Common Shares upon conversion of any Preferred Shares issued to Sherfam in lieu of cash dividends on the Preferred Shares, the Reporting Persons do not have any present plans or proposals which relate to or would result in actions referred in clauses (a) through (j) of
Item 4 of Schedule 13D. Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any Reporting Person may purchase additional Common Shares, or may sell or otherwise dispose of all or portions of the Common Shares beneficially owned by such Reporting Person, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of its positions in, or to obtain greater exposure to, the Common Shares or other securities. Any such Transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of their Common Shares by the Act and by applicable Canadian law. See "Item 6."

Item 5. Interest in Securities of the Issuer

         (a) and (b)

                         Amount                                                                Sole Power to       Shared Power to
  Reporting Person    Beneficially   Percent of   Sole Power to Vote  Shared Power to Vote  Dispose or Direct     Dispose or Direct
                       Owned (1)        Class     or Direct the Vote   or Direct the Vote   the Disposition of    the Disposition of
1. Dr. Sherman        12,413,700(2)     21.2            579,150           11,834,550(2)           579,150            11,834,550(2)
2. Sherman Trust      10,854,400(2)     18.5               0              10,854,400(2)              0               10,854,400(2)
3. Sherman Holdings   10,854,400(2)     18.5               0              10,854,400(2)              0               10,854,400(2)
4. Shermco            10,854,400(2)     18.5               0              10,854,400(2)              0               10,854,400(2)
5. Shermfam           10,854,400(2)     18.5               0              10,854,400(2)              0               10,854,400(2)
6. Apotex Holdings       854,400         1.5               0                 854,400                 0                  854,400
7. Apotex                854,400         1.5               0                 854,400                 0                  854,400
8. Foundation            980,150         1.7               0                 980,150                 0                  980,150


(1) By virtue of the relationships described in Item 2(a) above, Dr. Sherman, Sherman Trust, Sherman Holdings and Shermco may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Sherfam and Apotex. By virtue of the relationships described in Item 2(a) above, Apotex Holdings may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Apotex. By virtue of the relationships described in Item 2(a) above, Dr. Sherman may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Foundation.

(2) 10,000,000 of such Common Shares are issuable upon conversion of the Preferred Shares.

         The filing of this statement by Sherman Trust, Sherman Holdings, Shermco and Apotex Holdings shall not be construed as an admission that any of Sherman Trust, Sherman Holdings, Shermco and Apotex Holdings, is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

         Because of the relationships described in Item 2(a) above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

         (c)

         The following purchase or sales of Common Shares have been made by the Reporting Persons in the past sixty days:

                                                  Amount of                                                       Nature of
Reporting Person   Date of the Transaction   Securities Involved           Price Per Share                    Transaction Effected
----------------   -----------------------   ------------------------      ---------------                    ---------------------
Dr. Sherman        October 31, 2003            500,250 Common Shares       Issued upon conversion of           From Issuer
                                                                           US$725,000 principal amount of
                                                                           Debentures

Foundation         October 31, 2003            576,150 Common Shares       Issued upon conversion of           From Issuer
                                                                           US$835,000 principal amount of
                                                                           Debentures

Dr. Sherman        November 17, 2003           45,400 Common Shares        $1.28                               Open Market Purchase

Dr. Sherman        November 18, 2003           29,500 Common Shares        $1.30                               Open Market Purchase

Dr. Sherman        November 19, 2003           4,000 Common Shares         $1.30                               Open Market Purchase

Sherfam            December 19, 2003           10,000,000 Common Shares    Issuable upon conversion of         From Issuer
                                                                           10,000,000 Preferred Shares




     (d) No person other than the Reporting Persons, with respect to the Common Shares beneficially owned by each of them, has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the securities of the Issuer except for those set forth below:

     The Issuer has agreed with Sherfam that, as long as any Preferred Shares remain outstanding, except with Sherfam's prior written consent, the Issuer will not issue, or agree to issue, (a) any shares having rights equal or superior to the Preferred Shares or (b) any shares of the Issuer at a price less than US$1.50 per share or other securities of the Issuer entitling the holder thereof to acquires shares of the Issuer at a price less than US$1.50 per such security or share. The foregoing restriction does not apply to the exercise or conversion of securities issued prior to December 19, 2003 and to shares issued pursuant to employee option and benefit plans.

     The Issuer has agreed with Sherfam that, as long as any Preferred Shares are owned by Sherfam, Sherfam has the right to nominate Dr. Sherman (or such other individual acceptable to the Issuer and Sherfam) for election by the Issuer's shareholders as a director of the Issuer. If requested by Sherfam, the Issuer has agreed, in the interim, to increase the size of the Issuer's board of directors and appoint Dr. Sherman (or such other individual) as a director of the Issuer. Sherfam has not exercised this right as of the date of this
Schedule 13D.

     Sherfam has agreed with the Issuer that until December 19, 2006 Sherfam will not sell, otherwise transfer, pledge or create a security interest in the Preferred Shares or the Common Shares issued upon conversion of the Preferred Shares. Notwithstanding the foregoing, transfers to "affiliates," "related persons" or "associates" (as such terms are defined by the Business Corporations

Act (Ontario)) of Sherfam or to Dr. Sherman, his family members, trusts the beneficiaries of which include the foregoing permitted transferees or a charitable foundation of which Dr. Sherman is a trustee are permitted.

     The Issuer has agreed with Sherfam that, as long as any Preferred Shares remain outstanding, dividends declared by the Issuer on the Common Shares may not exceed US$0.09 per share per annum (on a non-cumulative basis). The Issuer has agreed that it will not declare or pay any dividends on the Common Shares, nor set aside funds for such purposes, if the Issuer is in default of its dividend or redemption obligations on the Preferred Shares.

     The Issuer has granted Sherfam the right, with certain exceptions, to include all or any part of the Common Shares issuable upon conversion of the Preferred Shares in any registration statement filed by the Issuer with the Securities and Exchange Commission (the "SEC") offering Common Shares for its own account. The Issuer has agreed not to grant U.S. registration rights equal to or superior to the foregoing rights granted Sherfam.

     The Issuer has agreed with Sherfam that the Issuer will not amend or otherwise alter any provisions of the Issuer's articles which adversely affect the holders of the Preferred Shares without the approval of the holders of the Preferred Shares.

     The Issuer has agreed with Sherfam that the Preferred Shares shall have the following rights:

     (i) Voting: In addition to the voting rights provided under applicable law, on all matters submitted to a vote of holders of Common Shares, a holder of Preferred Shares is entitled to the number of votes equal to the number of Common Shares into which the Preferred Shares are convertible (whether or not so converted) and in all ways have voting rights and powers equal to the Common Shares.

     (ii) Dividends: Holders of Preferred Shares are entitled to dividends on such Preferred Shares in priority to all other shares of the Issuer. Cumulative preferential dividends payable in cash at the rate of 6% per year calculated on the aggregate subscription price of such shares are to be paid. If (i) the Issuer does not pay all or any part of the cash dividend within seven days after any dividend payment date and (ii) the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") for the five most recent days on which the Common Shares traded on the TSX ending on the trading day immediately prior to the relevant dividend payment date is equal to or less than US$1.76, the Issuer shall pay the accrued and unpaid dividends by way of a stock dividend payable in additional Preferred Shares. Notwithstanding the foregoing, the number of Preferred Shares issued as a stock dividend, when combined with the number of Common Shares issued in respect of accrued and unpaid dividends on conversion of the Preferred Shares cannot exceed 2,000,000 shares, subject to adjustment for subdivisions or consolidation of the Common Shares or Preferred Shares. In such case, the dividend shall be payable in cash and compound at the rate of 6% per year. No dividends may be declared or paid or set apart for any other shares of the Issuer if the Issuer fails to pay any of the aforementioned dividends to the holders of the Preferred
           Shares.

     (iii) Liquidation: In the event of the liquidation, dissolution or winding up of the Issuer, holders of the Preferred Shares are entitled to receive prior and in preference to any distribution of any of the assets and property of the Issuer to the holders of all other classes of the Issuer, an amount equal to the aggregate subscription price for the Preferred Shares plus all accrued and unpaid cumulative dividends on the Preferred Shares.

     (iv) Conversion: The Preferred Shares are convertible, at the option of the holders thereof, at any time after December 19, 2003, into Common Shares on a one-for-one basis, subject to adjustment for unpaid dividends and standard anti-dilution provisions involving share dividends, combinations or subdivisions of the Common Shares, reclassification and reorganization. The maximum aggregate number of Common Shares which may be issued on conversion of any accrued and unpaid dividends on the Preferred Shares so converted, when combined with Preferred Shares issued as a stock dividend in respect of accrued and unpaid dividends on the Preferred Shares, cannot exceed 2,000,000 shares, subject to adjustment for any subdivisions or consolidations of the Common Shares or Preferred Shares.

           The Issuer has the right to require conversion of the Preferred Shares at any time after December 19, 2004 as follows:

               (i) 25% of the Preferred Shares must be converted if the Common Shares have not traded at or below US$3.00 on the TSX for 30 consecutive trading days;

               (ii) An additional 25% of the Preferred Shares must be converted if the Common Shares have not traded at or below US$3.50 on the TSX for 30 consecutive trading days;

               (iii) An additional 25% of the Preferred Shares must be converted if the Common Shares have not traded at or below US$3.75 on the TSX for 30 consecutive trading days; and

               (iv) An additional 25% of the Preferred Shares must be converted if the Common Shares have not traded at or below US$4.00 on the TSX for 30 consecutive trading days.

          The Issuer's right to require conversion as described above must be exercised within 15 days of such right arising. Failure to so exercise the right leaves the Issuer with no further rights in respect of such 30 consecutive trading day period but such right will be available for any subsequent trading day period.

     (v) Redemption: At any time, and from time to time, on or after January 1, 2009, holders of the Preferred Shares have the right to request the Issuer to redeem all, or any part of, the Preferred Shares at a redemption price equal to the aggregate subscription price paid for the Preferred Shares plus all accrued and unpaid cumulative dividends in respect of such Preferred Shares, except for those Preferred Shares for which the Issuer has required conversion as described above.

     The foregoing descriptions in this Schedule 13D of the Preferred Shares are qualified in their entirety by reference to the SCHEDULE "A", as filed with the Ontario Ministry of Consumer and Commercial Relations, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference.


Item 7. Material to be Filed as Exhibits

     A copy of the agreement between the Reporting Persons that this Schedule 13D is filed on behalf of each of them is attached hereto as Exhibit A.

     A copy of SCHEDULE "A" described in Item 6 above is attached hereto as Exhibit B.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 29, 2003
                                               /s/ Bernard C. Sherman
                                               ----------------------
                                               Bernard C. Sherman

                                               THE BERNARD SHERMAN 2000 TRUST
                                               By: /s/ Bernard C. Sherman
                                                   ----------------------
                                               Bernard C. Sherman
                                               Sole Trustee

                                               SHERMAN HOLDINGS INC.

                                               By: /s/ Bernard C. Sherman
                                                   ----------------------
                                                        Bernard C. Sherman
                                                        President

                                               SHERMCO INC.

                                               By: /s/ Bernard C. Sherman
                                                   ----------------------
                                                        Bernard C. Sherman
                                                        Chairman

                                               SHERFAM INC.

                                               By: /s/ Bernard C. Sherman
                                                   ----------------------
                                                        Bernard C. Sherman
                                                        Chairman

                                               APOTEX HOLDINGS INC.

                                               By: /s/ Bernard C. Sherman
                                                   ----------------------
                                                        Bernard C. Sherman
                                                        President

                                               APOTEX INC.

                                               By: /s/ Bernard C. Sherman
                                                   ----------------------
                                                        Bernard C. Sherman
                                                        Chairman

                                               SHERMAN FOUNDATION

                                               By: /s/ Bernard C. Sherman
                                                   ----------------------
                                                        Bernard C. Sherman
                                                        President

                                  EXHIBIT INDEX


EXHIBIT                                      DESCRIPTION
-------                                      -----------

A                                            Agreement Between Reporting Persons

B                                            SCHEDULE "A"